Exhibit 99.2

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

HUADI INTERNATIONAL GROUP CO., LTD.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	March 31, 2026	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$2,259,613	6,483,489
Restricted cash	6,826,537	3,141,756
Time deposits	433,798	100,164
Accounts receivable, net of allowance for expected credit loss of $892,723 and $1,183,298, respectively	19,965,655	24,773,841
Notes receivable, net	9,913,598	8,358,797
Inventories	28,949,034	24,084,711
Advances to suppliers, net	3,493,609	2,252,953
Other receivables, net	2,341,670	1,091,526
Total current assets	74,183,514	70,287,237
Property, plant and equipment, net	24,828,007	15,318,750
Land use rights, net	4,298,305	4,213,536
Long-term time deposits	62,418	165,996
Long-term investments	12,029,864	11,656,412
Long-term prepayments	3,547,539	6,615,984
Deferred tax assets	1,282,485	1,044,334
Other noncurrent assets, net	225,610	221,288
TOTAL ASSETS	$120,457,742	109,523,537
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,488,910	2,709,191
Accounts payable – related parties	-	462
Accrued expenses and other current liabilities	2,789,883	3,003,704
Notes payable	10,297,896	10,148,897
Advances from customers	2,142,863	1,310,685
Advances from customers - related parties	20,655	7,131
Short-term borrowings	5,942,710	4,122,341
Long-term borrowings - current portion	1,960,608	43,545
Taxes payable	2,744,812	2,961,173
Total current liabilities	28,388,337	24,307,129
Long-term borrowings	13,712,776	8,025,004
Due to related parties - noncurrent portion	-	255,344
Deferred government grants - noncurrent portion	1,159,756	1,123,753
TOTAL LIABILITIES	43,260,869	33,711,230

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,299,182 and 14,299,182 shares issued and outstanding at March 31, 2026 and September 30, 2025.	2,860	2,860
Additional paid-in capital	67,359,101	67,359,101
Statutory surplus reserves	919,978	919,978
Retained earnings	5,207,072	6,308,532
Accumulated other comprehensive income	3,312,279	923,834
Total equity attributable to Huadi International Group Co., Ltd.	76,801,290	75,514,305
Equity attributable to non-controlling interests	395,583	298,002
Total shareholders’ equity	77,196,873	75,812,307
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$120,457,742	109,523,537

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025
(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2026	2025
Sales	$24,074,877	$29,073,339
Production service revenues	463,611	305,388
Cost of sales	(21,649,978)	(25,296,467)
Gross profit	2,888,510	4,082,260

Operating expenses:
Selling, general and administrative	3,463,851	3,664,431
Research and development	819,039	1,067,887
Foreign currency transaction losses (gains)	190,479	(235,965)
Total operating expenses	4,473,369	4,496,353

Operating loss	(1,584,859)	(414,093)

Other income (expense):
Interest (expenses) income, net	(126,588)	190,940
Other income, net	404,183	288,683
Total other income (expense), net	277,595	479,623

(Loss) Income before income taxes	(1,307,264)	65,530

Income tax benefit	201,535	85,255

Net (loss) income	(1,105,729)	150,785
Net (loss) income attributable to non-controlling interests	(4,269)	4,879

Net (loss) income attributable to Huadi International Group Co., Ltd.	$(1,101,460)	$145,906

Net (loss) income	$(1,105,729)	$150,785

Other comprehensive income (loss):
Foreign currency translation adjustment	2,412,571	(2,579,086)

Total comprehensive income (loss)	1,306,842	(2,428,301)
Comprehensive income (loss) attributable to non-controlling interests	19,857	(20,912)

Comprehensive income (loss) attributable to Huadi International Group Co., Ltd.	$1,286,985	$(2,407,389)

Basic and diluted (loss) earnings per share
Basic	$(0.08)	$0.01
Diluted	$(0.08)	$0.01
Weighted average numbers of common shares outstanding
Basic	14,299,182	14,279,182
Diluted	14,299,182	14,279,182

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2024	14,279,182	2,856	67,329,705	7,704,459	2,046,228	919,978	78,003,226	314,213	78,317,439
Appropriation for statutory reserve	-			(44,403)		44,403	-		-
Foreign currency translation loss	-				(2,553,295)		(2,553,295)	(25,791)	(2,579,086)
Net income				145,906			145,906	4,879	150,785
Balance at March 31, 2025	14,279,182	2,856	67,329,705	7,805,962	(507,067)	964,381	75,595,837	293,301	75,889,138

	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2025	14,299,182	2,860	67,359,101	6,308,532	923,834	919,978	75,514,305	298,002	75,812,307
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	80,622	80,622
Dividend to shareholder	-	-	-	-	-	-	-	(2,898)	(2,898)
Foreign currency translation gain	-	-	-	-	2,388,445	-	2,388,445	24,126	2,412,571
Net loss				(1,101,460)			(1,101,460)	(4,269)	(1,105,729)
Balance at March 31, 2026	14,299,182	2,860	67,359,101	5,207,072	3,312,279	919,978	76,801,290	395,583	77,196,873

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED, IN U.S. DOLLARS)

	2026	2025
Cash Flows from Operating Activities:
Net (loss) income	$(1,105,729)	$150,785
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	368,516	314,344
Amortization	14,814	47,914
Credit loss (recovery) expenses	(335,966)	4,818
Bad debt (recovery) expenses	(130,103)	-
Deferred tax benefits	(201,535)	(85,255)
Gains on disposal of fixed assets	(28)	(1,448)
Foreign currency transaction losses (gains)	190,479	(235,965)
Changes in operating assets and liabilities:
Accounts receivable	5,838,880	444,870
Notes receivable	(1,253,245)	(71,521)
Inventories	(4,029,542)	(5,236,578)
Advances to suppliers	(1,190,001)	(1,175,868)
Advances to suppliers – related parties	-	671,612
Other receivables	(1,198,472)	(499,423)
Other noncurrent assets	3,424	19,628
Accounts payable	(1,276,326)	(1,050,993)
Accounts payable - related parties	(470)	-
Accrued expenses and other current liabilities	(302,819)	(113,772)
Notes payable	(173,436)	(4,439,896)
Advances from customers	777,993	1,102,089
Advances from customers – related parties	13,090	15,207
Taxes payable	(306,430)	(759,942)
Net cash used in operating activities	(4,296,906)	(10,899,394)

Cash Flows from Investing Activities:
Placement of time deposits	(367,923)	-
Redemption of time deposits	149,812	-
Purchases of property, plant and equipment	(435,103)	(75,244)
Proceeds from disposition of property, plant and equipment	884	14,686
Acquisition of CIP	(4,405,517)	(2,954,766)
Net cash used in investing activities	(5,057,847)	(3,015,324)

Cash Flows from Financing Activities:
Contribution from non-controlling shareholders	80,622	-
Dividends to shareholders	(2,898)	-
Proceeds from short-term borrowings	5,851,017	2,501,762
Repayments on short-term borrowings	(4,188,771)	(1,212,915)
Proceeds from long-term borrowings	8,980,032	2,765,946
Repayments on long-term borrowings	(1,747,049)	-
Proceeds from share issuance, net of offering costs	-	-
Repayments to related parties	(259,459)	(48,404)
Net cash provided by financing activities	8,713,494	4,006,389

Effect of exchange rate changes on cash and cash equivalents and restricted cash	102,164	(469,071)

Net decrease in cash and cash equivalents and restricted cash	(539,095)	(10,377,400)
Cash and cash equivalents and restricted cash at the beginning of period	9,625,245	22,528,945
Cash and cash equivalents and restricted cash at the end of period	$9,086,150	$12,151,545

Reconciliation of cash and cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	$2,259,613	$9,205,552
Restricted cash	$6,826,537	$2,945,993
Total cash and cash equivalents and restricted cash at the end of period	$9,086,150	$12,151,545

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$340,560
Cash paid for interest	$185,633	$53,631
Supplemental schedule of noncash investing and financing activities:
Aquisition of property, plant, and equipment and CIP included in accounts payable	$973,985	-

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International”)	Cayman Island	September 27, 2018	Parent
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong Kong Beach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Yongqiang Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3, 2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12, 1998	99% by Wenzhou Hongshun
Huadi (Songyang) Co., Ltd. (“Huadi Songyang”)	Songyang, China	June 15, 2023	100% by HK Beach

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. There are currently 14,299,182 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. HK Beach is currently not actively engaged in any business.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of March 31, 2026.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. Since August 18, 2015, Huadi Steel was owned by nine shareholders in People’s Republic of China (“PRC Shareholders”). Huadi Steel focuses on manufacturing of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network in China.

Huadi (Songyang) Co., Ltd. (“Huadi Songyang”)

Huadi Songyang was incorporated on June 15, 2023 in China and is a wholly owned subsidiary of HK Beach. Huadi Songyang is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. Huadi Songyang is established for the purpose of expanding product line of industrial steel pipe and tube products manufacture and distribution.

Except where the context otherwise requires and for purposes of these financial statements only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of March 31, 2026.

During the periods presented in these consolidated financial statements, control of these entities did not change as the Company was always under the control of PRC Shareholders. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. All significant inter-company transactions and balances have been eliminated upon consolidation.

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). In the opinion of management, all adjustments (which include normal recurring adjustments) are necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Interim results are not necessarily indicative of results to be expected for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended September 30, 2025 and 2024.

b.	Non-controlling interests

For the Company’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

c.	Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

Significant accounting estimates are used for, but not limited to, allowances for expected credit losses, inventory valuation, useful lives of property, plant and equipment, and land use rights, impairment in long-term investment, and income taxes related to realization of deferred tax assets and uncertain tax position. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this report. These estimates may change as new events occur, and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

d.	Foreign Currency Translation

The reporting currency of the Company is U.S. dollars (“US$”). The functional currency of the Company’s entities incorporated in Cayman Islands, BVI and Hong Kong generally is US$. The Company’s PRC subsidiaries generally determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of operating expenses in the consolidated statements of operations and comprehensive income (loss).

The consolidated financial statements of the Company are translated from the functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The relevant exchange rates are listed below:

	March 31, 2026	September 30, 2025	March 31, 2025
Period Ended RMB: USD exchange rate	6.8980	7.1190	7.2567
Period Average RMB: USD exchange rate	7.0061	7.2125	7.2308

e.	Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased. The Company maintains majority of its bank accounts in the PRC as of March 31, 2026. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

f.	Restricted Cash

Restricted cash mainly represents deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee. Those notes are generally short term in nature due to their short maturity period of three to six months, while letter of guarantee is generally due within one year; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

As of March 31, 2026 and September 30, 2025, restricted cash was $6,826,537 and $3,141,756, respectively. No restricted cash is held to ensure future credit availability.

g.	Time deposit

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the consolidated balance sheets as “Time deposits”, while the balances with original maturities longer than one year are reflected in the consolidated balance sheets as “Long-term time deposits”. The time deposits have a fixed interest rate return and the Company has the intent and ability to hold the deposits to maturity. Time deposits are recorded at amortized cost which approximates fair value.

As of March 31, 2026 and September 30, 2025, time deposits were $433,798 and $100,164, respectively. These deposits have been pledged for issuance of note payable.

h.	Accounts Receivable, Net

Accounts receivable, net includes receivables mainly from customers that represent revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for credit losses. Please refer to Note 2 (j) - Allowance for credit losses for adoption of expected credit losses model.

i.	Notes Receivable, Net

Notes receivable represent bank acceptance notes and commercial acceptance notes the Company receives from its customers in exchange for goods or services that it has transferred to customers. The notes generally range from three to six months from the date of issuance. The carrying value of notes receivable is reduced by an allowance of credit losses. Please refer to Note 2 (j) - Allowance for credit losses for adoption of expected credit losses model.

As part of the regular business and in case of immediate cash needs, the Company sells its notes receivable at a discount with or without recourse. Notes receivables are considered sold and derecognized from balance sheet when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivables. If the Company does not surrender control, typically for those arrangements with recourse, the cash received from the purchaser is accounted for as a secured borrowing. In the case of arrangements with recourse, notes receivables are not derecognized.

j.	Allowance for credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this guidance on October 1, 2023 using a modified retrospective approach.

ASC 326 requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Under this guidance, the Company has exposure to credit losses for financial assets including accounts receivable, notes receivable, other receivable and other noncurrent assets. The Company considered various factors, including nature, historical collection experience, the age of the above-mentioned assets’ balance, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method which is a combination of historical rate method and adjustment rate method, to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible. For the six-month ended March 31, 2026, the Company recorded $335,966 expected credit loss reversal in selling, general and administrative expenses. As of March 31, 2026, the allowance for credit losses of accounts receivable, notes receivable, other receivable and other noncurrent assets were $892,723, $128,561, $7,294 and $107,740, respectively.

k.	Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These write-downs are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

There were no write-downs recognized of inventories for the six months ended March 31, 2026 and 2025.

l.	Advances to Suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired.

The allowance for advance to suppliers recognized as of March 31, 2026 and September 30, 2025 was $244,451 and $197,935, respectively.

m.	Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-32 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss).

n.	Land Use Rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

o.	Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt the cost-minus-impairment measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

p.	Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Company recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.

There was no impairment charge recognized for long-lived assets for the six months ended March 31, 2026 and 2025.

q.	Fair Value Measurement

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value..

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, accounts payable, other current liabilities, notes payable and short-term borrowings, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2026 and September 30, 2025. The carrying amount of long-term borrowings reported in the balance sheet approximates their fair value due to their interest rates that approximate current market rates for similar instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and September 30, 2025.

r.	Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at October 1, 2018, since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from sales of steel piping products, (2) revenue from production service.

(1)	Revenue from sales of steel piping products

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed. The customer does not have the option to purchase the warranty separately. Also, the warranty does not provide a service to the customer beyond fixing defects that existed at the time of sale. Thus, the warranty is assurance-type, and historically customer returns have been immaterial.

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time). The Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well as assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal.

(2)	Revenue from production service

The Company identifies the product processing agreement as contract. For each contract, the Company considers the promise to provide production service, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal. The transaction price is clearly stated on the contract and not subject to adjustment. The Company allocates the transaction price to each distinct service based on their relative standalone selling price. Production service revenue is recognized when production order is completed and transferred to customer.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs generally include costs that are only incurred as a result of obtaining a contract and are expected to be recovered over the contract period. As the Company’s contract periods are less than one year, the Company has elected the practical expedient under ASC 340-40-25-4 to expense the costs as incurred. All other costs incurred regardless of obtaining a contract are expensed as incurred. There were no contract acquisition costs as of March 31, 2026 and 2025.

Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment costs as of March 31, 2026 and 2025.

Contract balance

The Company does not have amounts of contract assets since revenue is recognized at a point in time. Contract liabilities are presented as advance from customers on the consolidated balance sheet. Contract liabilities are recognized when the Company receives prepayment from customers resulting from purchase order or product processing agreement. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2026 and September 30, 2025 the balance of advance from customers amounted to $2,163,518 and $1,317,816, respectively. For the six-month ended March 31, 2026 and 2025, the beginning balance of advance from customers of $1,289,145 and $1,216,185 were recognized as revenue when the products are delivered.

s.	Value-added Tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from products and services. The VAT is based on gross sales price and VAT rates range from 6% to 13% between October 1, 2021 and March 31, 2026 depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

t.	Cost of sales

Cost of sales consists primarily of direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of machinery and equipment and allocations of electricity and infrastructure costs.

u.	Selling Expenses

Selling expenses consist primarily of shipping and handling costs, travel expenses, advertising costs, and payroll and related expenses for employees involved in marketing and business development activities.

Shipping and handling costs are expensed as incurred and are included in selling, general and administrative expense. Shipping and handling costs were $580,338 and $488,242 for the six months ended March 31, 2026 and 2025, respectively.

Advertising costs are expensed as incurred. Advertising costs were $74,529 and $83,884 for the six months ended March 31, 2026 and 2025, respectively.

v.	General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, repair and maintenance expenses and other general corporate related expenses.

w.	Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

x.	Government Grants

Government grants consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company, receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances.

The government grants are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government grants compensate for asset are recognized as a deduction of the carrying amount of the asset when conditions are met.

As of March 31, 2026 and September 30, 2025, liabilities included $1,159,756 and $1,123,753, respectively, in deferred government grants, which were mainly to support the factory construction in Songyang. For the six months ended March 31, 2026 and 2025, the Company recognized government grants of $379,803 and $243,044, respectively, in other income (expense), net in the consolidated statements of operations and other comprehensive income (loss).

y.	Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

z.	Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income/(loss) and foreign currency translation adjustments.

aa.	Earnings (loss) Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding for the six months ended March 31, 2026 and 2025.

bb.	Statutory surplus reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

cc.	Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

dd.	Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

ee.	Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and contract assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of March 31, 2026 and September 30, 2025, all of the Company’s cash and cash equivalents, restricted cash and notes receivable were held at major financial institutions located in the PRC which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not provide complete protection for the Company’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 for one bank ($70,000). However, the Company believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents, restricted cash and notes receivable are financially sound based on publicly available information.

Accounts receivable and contract assets are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Interest Rate Risks

The Company is subject to interest rate risk. Although bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2026 and September 30, 2025, we had cash and cash equivalents of $2,259,613 and $6,483,489, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

ff.	Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of accounting standards until they would apply to private companies. Therefore, the Company’s financial statements may not be comparable to financial statements of companies that comply with public company effective dates.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2026. The Company does not expect the adoption to have a material impact on the Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guide. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2026. The Company does not expect the adoption to have a material impact on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of March 31, 2026 and September 30, 2025 consisted of the following:

	March 31, 2026	September 30, 2025
Accounts receivable	$20,858,378	$25,957,139
Less: allowance for credit losses	(892,723)	(1,183,298)
Accounts receivable, net	$19,965,655	$24,773,841

The average accounts receivable turnover period was approximately 175 days and 118 days for the six months ended March 31, 2026 and 2025, respectively.

Changes in the allowance for credit losses as of March 31, 2026 and September 30, 2025 are as follow:

	March 31, 2026	September 30, 2025
Beginning balance	$1,183,298	$1,003,514
(Reversal)/Addition	(323,418)	191,562
Exchange difference	32,843	(11,778)
Ending balance	$892,723	$1,183,298

NOTE 4 – NOTES RECEIVABLE, NET

Notes receivable, net as of March 31, 2026 and September 30, 2025 consisted of the following:

	March 31, 2026	September 30, 2025
Notes receivable	$10,042,159	$8,497,044
Less: allowance for credit losses	(128,561)	(138,247)
Notes receivable, net	$9,913,598	$8,358,797

Changes in the allowance for credit losses as of March 31, 2026 and September 30, 2025 are as follow:

	March 31, 2026	September 30, 2025
Beginning balance	$138,247	$220,503
Reversal	(13,898)	(78,089)
Exchange difference	4,212	(4,167)
Ending balance	$128,561	$138,247

Notes receivable consisted of bank acceptance notes and commercial acceptance notes. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company. Factored notes receivable with recourse amounted $3,768,166 and $4,122,341 were recorded as short-term borrowings as of March 31, 2026 and September 30, 2025, respectively.

NOTE 5 – INVENTORIES, NET

Inventories, net as of March 31, 2026 and September 30, 2025 consisted of the following:

	March 31, 2026	September 30, 2025
Raw materials	$15,034,280	$14,023,679
Work in process	267,395	267,465
Finished goods	13,647,359	9,793,567
Total inventories	28,949,034	$24,084,711
Less: inventory valuation allowance	-	-
Inventories, net	$28,949,034	$24,084,711

There was no inventory write-downs recognized for the six months ended March 31, 2026 and 2025.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment as of March 31, 2026 and September 30, 2025 consisted of the following:

	March 31, 2026	September 30, 2025
Buildings	$10,976,264	$4,702,714
Machinery and equipment	14,526,235	9,439,854
Transportation vehicles	1,135,923	1,100,660
Office equipment	639,770	636,766
Construction in progress (“CIP”)	7,875,091	9,096,839
Total property, plant, and equipment, at cost	35,153,283	24,976,833
Less: accumulated depreciation	(10,325,276)	(9,658,083)
Property, plant, and equipment, net	$24,828,007	$15,318,750

Depreciation expense was $368,516 and $314,344 for the six months ended March 31, 2026 and 2025, respectively. During the six months ended March 31, 2026, the Company sold fixed assets with a net carrying value of $856, and recorded gain on sale of fixed assets of $28. During the six months ended March 31, 2025, the Company sold fixed assets with a net carrying value of $13,191, and recorded gain on sale of fixed assets of $1,448.

As of March 31, 2026 and September 30, 2025, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – LAND USE RIGHTS, NET

Land use rights as of March 31, 2026 and September 30, 2025 consisted of the following:

	March 31, 2026	September 30, 2025
Land use rights, cost	$5,102,714	$4,944,307
Less: accumulated amortization	(804,409)	(730,771)
Land use rights, net	$4,298,305	$4,213,536

Amortization expense was $14,814 and $47,914 for the six months ended March 31, 2026 and 2025, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of March 31, 2026 and September 30, 2025:

	March 31, 2026	September 30, 2025
Huashang Micro Finance Co.	$5,508,843	$5,337,828
Longwan Rural Commercial Bank	6,521,021	6,318,584
Wenzhou Longlian Development Co., Ltd	1,208,089	1,170,586
Long-term investment Cost	$13,237,953	$12,826,998
Less: provision for impairment	(1,208,089)	(1,170,586)
Long-term investment	$12,029,864	$11,656,412

Changes of provision for impairment are as follow:

	March 31, 2026	September 30, 2025
Beginning balance	$1,170,586	$-
Addition	-	1,155,411
Exchange difference	37,503	15,175
Ending balance	$1,208,089	$1,170,586

Huashang Micro Finance Co.

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive dividend income from Huashang during the six months ended March 31, 2026 and 2025.

The ownership percentage of the above long-term investments in Huashang has not changed during the six months ended March 31, 2026. During the six months ended March 31, 2026 and 2025, no impairment of long-term investment was recognized.

Longwan Rural Commercial Bank

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive dividend income from LRCB during the six months ended March 31, 2026 and 2025.

The ownership percentage of the above long-term investments in LRCB has not changed during the six months ended March 31, 2026. During the six months ended March 31, 2026 and 2025, no impairment of long-term investment was recognized.

Wenzhou Longlian Development Co., Ltd

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the six months ended March 31, 2026 and 2025.

In January 2025, Longlian determined to terminate operations and entered into liquidation procedure. The Company provided fully impairment on this investment and recognized an impairment loss of $1,155,411 during the year ended September 30, 2025.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $10,297,896 and $10,148,897 provided by the Company to its suppliers as of March 31, 2026 and September 30, 2025, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of funds at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of March 31, 2026 and September 30, 2025:

	March 31, 2026	September 30, 2025
Accrued payroll and other welfare	$2,003,544	$2,149,582
Other accrued expenses	786,339	854,122
Total	$2,789,883	$3,003,704

NOTE 11 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term and long-term borrowings consisted of the following as of March 31, 2026 and September 30, 2025:

	March 31, 2026	September 30, 2025
Short-term borrowings
Factored notes receivable with recourse	$3,768,166	$4,122,341
Bank borrowings	2,174,544	-
Total short-term borrowings	5,942,710	4,122,341

Long-term borrowings
Current portion	$1,960,608	$43,545
Non-current portion	13,712,776	8,025,004
Total long-term borrowings	$15,673,384	$8,068,549

Factored notes receivable will be expired in no more than six months from March 31, 2026 and September 30, 2025, respectively.

All long-term borrowings outstanding were bank borrowings with interest rate ranging from 2.35% to 3.00%.

Maturity Analysis

The following is a maturity analysis of long-term borrowings as of March 31, 2026:

	RMB	USD
Periods ending March 31,
2027	13,524,274	$1,960,608
2028	16,689,555	2,419,477
2029	29,090,563	4,217,246
2030	13,100,603	1,899,189
2031 and thereafter	35,710,005	5,176,864
Total	108,115,000	$15,673,384

Pledges and Guarantees

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below:

	March 31, 2026	September 30, 2025
Buildings, net	$25,237	$24,453
Machinery and equipment	4,500,707	-
Construction in progress (“CIP”)	7,875,091	9,096,839
Land use rights, net	3,728,038	3,653,199
Total	$16,129,072	$12,774,491

Interest expense

For the six months ended March 31, 2026 and 2025, interest expense on all short-term borrowings, long-term borrowings and discounts on notes receivable amounted to $185,633 and $53,631, respectively.

NOTE 12 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

Customer concentration

The Company had no significant customer during the six months ended March 31, 2026. There was two customers accounted for a significant portion of total accounts receivable as of March 31, 2026, which accounted for 12.61% and 10.67% of the Company’s total accounts receivable, respectively.

For the six months ended March 31, 2025, one customer accounted for 19.37% of total revenue. As of March 31, 2025, there was no customer which accounts receivable accounted for over 10% of the Company’s total accounts receivable.

The loss of our significant customers or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

Supplier concentration

For the six months ended March 31, 2026, two suppliers accounted for 12.63% and 11.01% of the Company’s total purchase. There were three suppliers that have significant concentration (over 10%) of total accounts payable as of March 31, 2026, which accounted for 17.27%, 14.71% and 13.01% of the Company’s total accounts payable.

For the six months ended March 31, 2025, three suppliers accounted for 22.88%, 11.97% and 10.35% of the Company’s total purchase. There were four suppliers that have significant concentration (over 10%) of total accounts payable as of March 31, 2025, which accounted for 30.79%, 15.72%, 11.78%, and 10.39% of the Company’s total accounts payable.

The Company believes there are numerous other suppliers that could be substituted should these suppliers become unavailable or non-competitive.

NOTE 13 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang, principal shareholder of the Company
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (Huadi Material)	An entity 100% owned by Jueguang Wang, Immediate family member of Jueqin Wang
Jueqin Wang	Principal shareholder of the Company

2) Related party transactions

Six Months Ended March 31, 2026

During the six months ended March 31, 2026, the Company purchased $737,019 raw materials from Taizhou Huadi and fully paid. As of September 30, 2025, the Company had no account payable balance due to this entity.

During the six months ended March 31, 2026, the Company leased an office to Huashang with annual rent amounted $26,870, and the Company recorded $13,780 rental income. As of March 31, 2026, the Company had advance balance of $20,655 from this entity.

During the six months ended March 31, 2026, the Company repaid RMB 1,817,794 ($259,459 in USD) to Jueqin Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free. As of March 31, 2026, the company had no outstanding balance due to Jueqin Wang.

Six Months Ended March 31, 2025

During the six months ended March 31, 2025, the Company purchased $2,769,266 in raw materials from Taizhou Huadi.

During the six months ended March 31, 2025, the Company leased an office to Huashang with annual rent amounted $27,337, and the Company recorded $12,131 rental income. As of March 31, 2025, the Company had advance balance of $20,616 from this entity.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of March 31, 2026 and September 30, 2025:

Accounts	Name of related parties	March 31, 2026	September 30, 2025
Accounts payable	Taizhou Huadi Material Technology Co.	-	(462)
Advance from customer	Huashang Micro Finance Co.	(20,655)	(7,131)
Due to related parties – noncurrent portion	Jueqin Wang	-	(255,344)

NOTE 14 – SHAREHOLDERS’ EQUITY

Ordinary shares

Shares Issuances

On November 7, 2022, the Company entered into a securities purchase agreement with two institutional investors pursuant to which the Company agreed to sell up to 3,500,000 ordinary shares, par value $0.0002 per share, in a registered direct offering. On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares. The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. The Company has agreed to grant each purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of March 31, 2026, all warrants have expired.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of both March 31, 2026 and September 30, 2025.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WFOEs and Huadi Steel (collectively, the “Huadi PRC Subsidiaries”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Huadi PRC Subsidiaries.

Huadi PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, Huadi PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Huadi PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Huadi PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Huadi PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2026 and September 30, 2025, amounts restricted are the paid-in-capital and statutory reserve of Huadi PRC Subsidiaries as follows:

	March 31, 2026	September 30, 2025
Statutory reserves	$919,978	$919,978
Paid-in-capital	24,968,958	25,285,336
Total restricted net assets	$25,888,936	$26,205,314

NOTE 15 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Cayman Islands

Huadi International is incorporated in Cayman Island as an offshore holding company. Under the current laws of the Cayman Islands, Huadi International is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Yongqiang Tuoxing is incorporated in British Virgin Islands as an offshore holding company. Under the current laws of the British Virgin Islands, Yongqiang Tuoxing is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

HK Beach is established in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, HK Beach, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. HK Beach is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2026, 2025 and 2024.

PRC

Wenzhou Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2022, and the HNTE certificate was renewed on December 29, 2025. Thus, Huadi Steel is eligible for a 15% preferential tax rate from fiscal year 2022 to fiscal year 2028. As of March 31, 2026, the tax years ended December 31, 2020 through December 31, 2025 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Huadi Songyang is established in PRC and is subject to statutory income tax rate at 25%.

Income taxes for the six months ended March 31, 2026 and 2025 are attributed to the Company’s continuing operations in China and consisted of:

	2026	2025
Current income tax expense	$-	$-
Deferred income tax benefit	(201,535)	(85,255)
Total income tax benefit	$(201,535)	$(85,255)

Income tax expense reconciliation are as follows:

	2026	2025
(Loss) Income before taxes	$(1,307,264)	$65,530
PRC EIT tax rates	25%	25%
Tax at the PRC EIT tax rates	$(326,816)	16,383
Difference due to preferential tax	62,847	(40,266)
Rate differences in various jurisdictions	80,154	73,310
Tax effect of R&D expenses deduction	(122,856)	(160,183)
Tax effect of non-deductible expenses	15,591	14,529
Changes in valuation allowance	89,545	10,972
Income tax expenses (benefits)	$(201,535)	$(85,255)

Deferred tax assets

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2026 and September 30, 2025 are presented below:

	March 31, 2026	September 30, 2025
Deferred tax assets:
Allowance for expected credit losses	$170,448	$214,752
Allowance for bad debt	83,976	116,747
Impairment on long-term investment	181,213	175,588
Loss carryforward	1,070,672	665,998
DTA allowance	(223,824)	(128,751)
Total	$1,282,485	$1,044,334

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and September 30, 2025 the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	March 31, 2026	September 30, 2025
Income tax payable	$3,012,118	$2,918,611
VAT and tax payable (receivable)	(267,306)	42,562
Total tax payable	$2,744,812	$2,961,173

NOTE 16 – COMMITMENT AND CONTINGENCIES

Commitments

Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for construction of new factories. Total capital commitments contracted but not provided for amounted to $6,053,828 and $9,422,194 as of March 31, 2026 and September 30, 2025, respectively. All the commitments were within 1 year.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2026 and September 30, 2025, the Company had no material pending legal proceedings outstanding.

NOTE 17 – SEGMENT REPORTING

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), our CEO Mr. Huisen Wang, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

The Company derives its revenues from two sources: (1) revenue from sales of steel piping products, (2) revenue from production service.

As the CODM assesses performance for the Company and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive income (loss), the Company considers itself to have a single operating segment and, therefore, only one reportable segment.

The CODM’s resource allocation decisions typically affect the overall business rather than any individual product/service line. As a result, the Company does not allocate shared operating expenses to specific service lines for management reporting, and decisions are made based on consolidated financial results. This is supported by the fact that the Company’s financial systems are not designed to budget, track transactions, or allocate shared costs for reporting operating margins at the product/service line level or any other detailed level. The Company believes that presenting financial information as a single operating segment aligns with how management organizes and makes decisions about the business.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the Six Months Ended March 31,
	2026	2025
Revenues	$24,538,488	$29,378,727
Cost of sales	(21,649,978)	(25,296,467)
Gross profit	2,888,510	4,082,260
Selling expense	1,237,886	1,328,196
General and administrative expense	2,225,965	2,336,235
Research and development expense	819,039	1,067,887
Foreign currency transaction losses (gains)	190,479	(235,965)
(Loss) from operations	(1,584,859)	(414,093)
Other income (expenses), net	277,595	479,623
(Loss)/Income before income taxes	(1,307,264)	65,530
Income tax benefit/(provision)	201,535	85,255
Net (loss) income	$(1,105,729)	$150,785

The following table disaggregates the revenue for the six-month period ended March 31, 2026 and 2025:

Revenue by product/service line

	For the Six Months Ended March 31,
	2026	2025
Revenue
Sales	$24,074,877	$29,073,339
Production service revenue	463,611	305,388
Total revenue	$24,538,488	$29,378,727

Revenue by geographical areas

The following table presents revenues by geographic areas for the six months ended March 31, 2026:

	March 31, 2026
	Sales Amount (In USD)	As % of Sales
Top 5 geographic areas:
China	$22,586,603	92.05%
USA	1,407,618	5.74%
South Korea	198,260	0.81%
The United Mexican States	173,006	0.71%
Algeria	93,079	0.38%
Other foreign countries	79,922	0.31%

The following table presents revenues by geographic areas for the six months ended March 31, 2025.

	March 31, 2025
	Sales Amount (In USD)	As % of Sales
Top 5 geographic areas:
China	$21,758,925	74.06%
USA	5,903,553	20.09%
India	727,821	2.48%
Singapore	324,146	1.10%
Australia	308,046	1.05%
Other foreign countries	356,236	1.21%

NOTE 18 – OTHER INCOME (EXPENSE), NET

Other income (expense), net for the six months ended March 31, 2026 and 2025 consisted of the following:

	For the Six Months Ended March 31,
	2026	2025
Government grants	$379,803	$243,044
Rental income	65,306	49,748
Other net miscellaneous income (expenses)	(40,926)	(4,109)
Total	$404,183	$288,683

NOTE 19 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited financial statements are issued. The Company has evaluated all events or transactions that occurred after March 31, 2026, up through June 29, 2026, the Company issued the unaudited consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

Bank borrowings

New borrowings

As the date the unaudited consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $9,960,373 (RMB 68,706,650) with interest rates ranging from 2.31%~3.00%.